Harsco Corporation
350 Poplar Church Road
Camp Hill, PA 17011 USA
Phone: 717.763.7064
Fax: 717.763.6424
Web:  www.harsco.com

May 27, 2009

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549-2010
Attention: Dietrich King, Staff Attorney

Re:	Harsco Corp. Definitive Proxy Statement on Schedule 14A Filed on March 19, 2009 File Number 001-03970

Dear Mr. King:

Harsco Corporation (the “Company”) received the comment letter from the staff of the Securities and Exchange Commission (the “Commission”) dated April 28, 2009 (the “Comment Letter”) with respect to its definitive proxy statement, filed March 19, 2009.

The Commission asked that the Company either respond to the Commission’s comments in the Comment Letter by May 12, 2009 or tell the Commission by that time when the Company will provide a response.  The Company anticipates responding by June 30, 2009.  This additional time will enable the Company to fully and adequately respond to the Commission’s comments.

If you have any questions regarding the foregoing, please contact the undersigned at (717) 612-5624.

Very truly yours, /s/ A. Verona Dorch A. Verona Dorch Assistant General Counsel and Assistant Corporate Secretary